SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


                                   (Mark one)
                   (X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

             For the fiscal year (52 weeks) ended December 30, 1995

                                       OR

                 ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to

                          Commission file number 1-5084


                        TASTY BAKING COMPANY THRIFT PLAN
                            2801 Hunting Park Avenue
                        Philadelphia, Pennsylvania 19129
       (Full title of the plan and the address of the plan, if different from that of the issuer named below)


                              TASTY BAKING COMPANY
                            2801 Hunting Park Avenue
                        Philadelphia, Pennsylvania 19129
   (Name of issuer of the securities held pursuant to the Plan and the address of the principal executive offices of Tasty Baking Company)

                              TASTY BAKING COMPANY

                                   THRIFT PLAN

                        REPORT ON AUDITS OF STATEMENTS OF

                     NET ASSETS AVAILABLE FOR PLAN BENEFITS

            as of December 30, 1995 and December 31, 1994 and related

                       STATEMENTS OF CHANGES IN NET ASSETS

                           AVAILABLE FOR PLAN BENEFITS

         for the fiscal years ended December 30, 1995, December 31, 1994 and January 1, 1994 and Supplemental Schedule as of

              December 30, 1995 and for the fiscal year then ended.

                        TASTY BAKING COMPANY THRIFT PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                           Pages


Report of Independent Accountants                                             2


Financial Statements:

  Statements of Net Assets Available for Plan Benefits
    as of December 30, 1995 and December 31, 1994                           3-4

  Statements of Changes in Net Assets Available for
    Plan Benefits for the fiscal years ended
    December 30, 1995, December 31, 1994 and January 1, 1994                5-7

  Notes to Financial Statements                                            8-14


Supplemental Schedules:

  Assets Held for Investment Purposes at December 30, 1995               27(a)*

  Schedule of Reportable Transactions -
    Transactions or Series of Transactions Involving
    Amounts in Excess of 5% of the Current Value of Plan
    Assets for the fiscal year ended December 30, 1995                   27(d)*

     *    Refers to item  numbers  in Form 5500  (Annual  Return/
          Report of  Employee  Benefit  Plan) for plan year ended
          December 30, 1995, which material is incorporated herein by reference.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Thrift Plan Committee of the
Tasty Baking Company Board of Directors:



     We have audited the accompanying statements of net assets available for benefits of Tasty Baking Company Thrift Plan as of December 30, 1995 and December 31, 1994 and the related statements of changes in net assets available for benefits for the fiscal years ended December 30, 1995, December 31, 1994 and January 1, 1994. These financial statements are the responsibility of the Thrift Plan Committee of the Tasty Baking Company Board of Directors (the Committee). Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 30, 1995 and December 31, 1994, and the changes in net assets available for plan benefits for each of the three fiscal years in the period ended December 30, 1995 in conformity with generally accepted accounting principles.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying index on page 1, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


COOPERS & LYBRAND L.L.P.
2400 Eleven Penn Center
Philadelphia, Pennsylvania
April 7, 1996

                        TASTY BAKING COMPANY THRIFT PLAN
              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                DECEMBER 30, 1995

                                                               Total
                                               -----------------------------------------
                                               Shares           Cost            Market
Employer Contributions
Investments at current value:
    Tasty Baking Company, Common Stock          381,498       $3,680,013      $4,625,665

    PrimeSource Corporation, Common Stock       185,461        1,511,507       1,020,036
                                                             -----------     -----------

       Total                                                   5,191,520       5,645,701
                                                             -----------     -----------


Employee Contributions
    Tasty Baking Company, Common Stock           28,837          278,169         349,647

    PrimeSource Corporation, Common Stock        14,917          121,694          82,043

    Guaranteed Investment Contract                             1,464,630       1,464,630

    Capital Preservation Fund, LaSalle                         6,791,692       6,791,692
       National Trust, N.A., Collective
       Investment Trust

    Dreyfus Mutual Funds:
       100% U.S. Treasury Intermediate Fund   13,755.03          175,927         180,604
       Disciplined Stock Fund                 78,226.39        1,429,373       1,781,997
       Growth & Income Fund                   15,700.56          274,693         291,246
       New Leaders Fund                        7,372.87          266,764         275,672
       S&P 500 Index Fund                     10,866.35          191,085         206,461

    Loans to Participants                                        975,091         975,091
                                                             -----------     -----------

       Total                                                 $11,969,118     $12,399,083
                                                             -----------     -----------


Net assets available for plan benefits                       $17,160,638     $18,044,784
                                                             ===========     ===========


See accompanying notes to financial statements.

                        TASTY BAKING COMPANY THRIFT PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                DECEMBER 31, 1994


                                                                 Total
                                                  --------------------------------------
                                                  Shares          Cost          Market
Employer Contributions
Investments at current value:

  Tasty Baking Company, Common Stock                395,702     $3,526,158    $5,193,589
  Money Market                                                      36,399        36,399
                                                               -----------   -----------
     Subtotal                                                    3,562,557     5,229,988

  PrimeSource Corporation, Common Stock             221,143      1,742,315     2,100,858
                                                               -----------   -----------

     Total                                                       5,304,872     7,330,846
                                                               -----------   -----------


Employee Contributions
  Tasty Baking Company, Common Stock                 31,216        273,200       409,710
  Money Market                                                       5,384         5,384
                                                               -----------   -----------
     Subtotal                                                      278,584       415,094

  PrimeSource Corporation, Common Stock              16,371        119,963       155,525

  Various Guaranteed Investment Contracts                        4,746,766     4,746,766
  Money Market                                                   4,544,219     4,544,219
                                                               -----------   -----------
     Subtotal                                                    9,290,985     9,290,985

  Equitable Life Assurance Society of the
    United States - Common Stock Account                           730,998     1,262,024
  Money Market                                                      10,113        10,113
                                                               -----------   -----------
     Subtotal                                                      741,111     1,272,137
                                                               -----------   -----------

     Total                                                     $10,430,643   $11,133,741
                                                               -----------   -----------


Net assets available for plan benefits                         $15,735,515   $18,464,587
                                                               ===========   ===========


See accompanying notes to financial statements.

                                                  TASTY BAKING COMPANY THRIFT PLAN
                                   TATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                             OR THE FISCAL YEAR ENDED DECEMBER 30, 1995

                                                 Employer Contributions                      Employee Contributions
                                                 -----------------------     ------------------------------------------------------
                                                                                                                         Equitable
                                                   TBC       PrimeSource      TBC       PrimeSource     Guaranteed        Common
                                   Total         Common        Common        Common       Common        Investment         Stock
                                                  Stock         Stock        Stock         Stock         Contracts        Account

Additions :

 Investment income :
  Cash dividends ............     $409,867      $204,661       $73,346       $16,473        $5,698
  Interest ..................      555,809                                                              $118,925
  Other .....................        8,230                                     5,698        (5,698)

 Intrafund transfers ........            0        73,346       (73,346)      (16,884)       (4,805)

 Net appreciation
  (depreciation) of
  investments ...............     (812,978)     (406,517)     (754,951)      (30,368)      (57,922)


 Contributions :

  Employer ..................      370,124       370,124

  Participating employees....    1,553,897
                               -----------    ----------    ----------      --------       -------    ----------    ----------

   Subtotal .................    2,084,949       241,614      (754,951)      (25,081)      (62,727)      118,925


Deductions :

  Distributions to
   participants .............    2,627,323       845,937       325,871        40,366        10,755       705,192      $107,962

  Net loans to
   participants .............     (122,571)
                               -----------    ----------    ----------      --------       -------    ----------    ----------

   Total deductions..........    2,504,752       845,937       325,871        40,366        10,755       705,192       107,962
                               -----------    ----------    ----------      --------       -------    ----------    ----------


 Net increase (decrease) in
  net assets available
  for plan benefits .........     (419,803)     (604,323)   (1,080,822)      (65,447)      (73,482)     (586,267)     (107,962)


 Net assets available for plan
  benefits :

  January 1, 1995 ...........   18,464,587     5,229,988     2,100,858       415,094       155,525     9,290,985     1,272,137

   Transfers ................            0             0             0             0             0    (7,240,088)   (1,164,175)
                               -----------    ----------    ----------      --------       -------    ----------    ----------

  December 30, 1995 .........  $18,044,784    $4,625,665    $1,020,036      $349,647       $82,043    $1,464,630            $0
                               -----------    ----------    ----------      --------       -------    ----------    ----------




















                                                                Employee Contributions
                                   ---------------------------------------------------------------------------------
                                                                    Dreyfus Funds
                                   ---------------------------------------------------------------------------------

                                                                            Mutual Funds
                                                --------------------------------------------------------------------
                                                                        Growth
                                   Capital               Disciplined      &          New       Peoples
                                  Preservation  100% US     Stock       Income     Leaders      Index        Loan
                                     Fund       Treasury    Fund         Fund       Fund        Fund        Balance



Additions :

 Investment income :
  Cash dividends .............                   $5,619     $65,756     $11,569     $21,138      $5,607
  Interest ...................    $401,873                                                                  $35,011
  Other ......................                                4,115                   4,115

 Intrafund transfers .........    (387,840)      26,645     104,915      84,674      95,113      98,182

  Net appreciation
   (depreciation)of
   investments................                    4,945     384,317      18,108      12,550      16,860


 Contributions :

  Employer

  Participating employees.....     762,306      147,002     216,234     179,968     157,843      90,544
                                ----------     --------  ----------    --------    --------    --------    --------

   Subtotal ..................     776,339      184,211     775,337     294,319     290,759     211,193      35,011

Deductions :

 Distributions to
  participants ...............     546,813          778      19,062         953       1,059         747      21,828

 Net loans to
  participants ...............     677,922        2,829     138,453       2,120      14,028       3,985    (961,908)
                                ----------     --------  ----------    --------    --------    --------    --------

   Total deductions...........   1,224,735        3,607     157,515       3,073      15,087       4,732    (940,080)
                                ----------     --------  ----------    --------    --------    --------    --------


Net increase (decrease) in net
 assets available for
 plan benefits ...............    (448,396)     180,604     617,822     291,246     275,672     206,461     975,091


Net assets available for plan
 benefits :

 January 1, 1995

   Transfers..................   7,240,088                1,164,175
                                ----------     --------  ----------    --------    --------    --------    --------

 December 30, 1995 ..........   $6,791,692     $180,604  $1,781,997    $291,246    $275,672    $206,461    $975,091
                                ----------     --------  ----------    --------    --------    --------    --------


See accompanying notes to financial statements.


                                                  TASTY BAKING COMPANY THRIFT PLAN
                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                             FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994

                                                     Employer Contributions               Employee Contributions
                                                    ------------------------     --------------------------------------------------
                                                                                                                         Equitable
                                                                                                                           Life
                                                                                                                         Assurance
                                                      Tasty                       Tasty                                   Society
                                                     Baking      PrimeSource      Baking     PrimeSource    Various       of the
                                                     Company     Corporation     Company     Corporation   Guaranteed  United States
                                                     Common        Common         Common       Common      Investment   Common Stock
                                       Total          Stock         Stock         Stock        Stock       Contracts      Account
Additions:

 Investment income:

  Cash dividends.................     $328,449      $201,398      $103,817       $15,472        $7,762

  Interest.......................      584,799         2,180                         437                    $581,912          $270

  Other..........................       12,604                                                                              12,604

 Other transfers.................                    103,431      (103,431)        7,478        (7,478)       (7,203)        7,203

 Net appreciation (depreciation)
  of investments ................      (99,742)      254,462      (316,107)       19,104       (23,493)                    (33,708)


 Contributions:

  Employer.......................      367,246       367,246

  Participating employees........    1,230,230                                    45,499                   1,007,996       176,735
                                   -----------    ----------    ----------      --------      --------    ----------    ----------

   Sub-total.....................    2,423,586       928,717      (315,721)       87,990       (23,209)    1,582,705       163,104


Deductions:

 Transfer to P&J (PrimeSource
  Corporation) 401(k) plan (1)...    3,182,477       726,214       399,736        55,660        28,512     1,490,652       481,703

 Distribution to participants(2).    3,564,426     1,526,147       833,991        59,565        27,758       913,303       203,662
                                   -----------    ----------    ----------      --------      --------    ----------    ----------

   Total deductions..............    6,746,903     2,252,361     1,233,727       115,225        56,270     2,403,955       685,365
                                   -----------    ----------    ----------      --------      --------    ----------    ----------

Net decrease in net assets
 available for plan benefits ....   (4,323,317)   (1,323,644)   (1,549,448)      (27,235)      (79,479)     (821,250)     (522,261)
                                   -----------    ----------    ----------      --------      --------    ----------    ----------

Net assets available for plan
 benefits:

 January 2, 1994 ................   22,787,904     6,553,632     3,650,306       442,329       235,004    10,112,235     1,794,398
                                   -----------    ----------    ----------      --------      --------    ----------    ----------

 December 31, 1994 ..............  $18,464,587    $5,229,988    $2,100,858      $415,094      $155,525    $9,290,985    $1,272,137
                                   ===========    ==========    ==========      ========      ========    ==========    ==========

(1)  See Note 7 of Notes to Financial Statements.

(2) Includes distributions of Tasty Baking Company stock and P&J (PrimeSource Corporation) stock amounting to $1,517,451 in connection with the merger of the Tasty Baking Company Employee Stock Ownership Plan and the Thrift Plan (see Note 5).

See accompanying notes to financial statements.

                        TASTY BAKING COMPANY THRIFT PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                   FOR THE FISCAL YEAR ENDED JANUARY 1, 1994

                                                     Employer Contributions                    Employee Contributions
                                                   -------------------------     --------------------------------------------------
                                                                                                                      Equitable Life
                                                                                                                         Assurance
                                                                                                                          Society
                                                                                                                           of the
                                                     Tasty                         Tasty                       Various     United
                                                     Baking      PrimeSource      Baking       PrimeSource   Guaranteed    States
                                                    Company      Corporation      Company      Corporation   Investment    Common
                                                     Common        Common         Common         Common       Contracts     Stock
                                        Total         Stock         Stock          Stock          Stock                    Account

Additions:
Investment income:
 Cash dividends                         $265,245     $194,377       $45,225        $20,824         $4,819
 Interest                                616,428        1,797                          302                    $614,281          $48
 Other                                    17,578                                                                             17,578

P&J (PrimeSource Corporation Spin-off
 Distribution market valuation
 adjustment at first closing date
 after date of distribution (1)          181,552   (2,461,769)    2,625,883       (261,698)       279,136

Merged assets from Employee Stock
 Ownership Plan (at market),
 effective January 1, 1994 (2)         3,933,724    2,483,088     1,450,636

Other transfers                                        45,176       (45,176)         4,805         (4,805)     (80,618)      80,618

Net appreciation (depreciation)
 of investments                          655,562      746,872      (403,477)        83,336        (42,917)                  271,748


Contributions:
 Employer                                431,757      431,757
 Participating employees               1,497,792                                    54,937                   1,207,273      235,582
                                     -----------   ----------    ----------       --------       --------  -----------   ----------
   Subtotal                            7,599,638    1,441,298     3,673,091        (97,494)       236,233    1,740,936      605,574


Deductions:

Distribution to participants             927,441      335,985        22,785         38,987          1,229      465,592       62,863
                                     -----------   ----------    ----------       --------       --------  -----------   ----------


Net increase (decrease) in
 net assets available for              6,672,197    1,105,313     3,650,306       (136,481)       235,004    1,275,344      542,711
                                     -----------   ----------    ----------       --------       --------  -----------   ----------



Net assets available for
 plan benefits:
     December 26, 1992                16,115,707    5,448,319                      578,810                   8,836,891    1,251,687
                                     -----------   ----------    ----------       --------       --------  -----------   ----------

     January 1, 1994                 $22,787,904   $6,553,632    $3,650,306       $442,329       $235,004  $10,112,235   $1,794,398
                                     -----------   ----------    ----------       --------       --------  -----------   ----------

(1) Each shareholder of record of Tasty Baking Company (TBC) common stock as of the close of business on July 21, 1993 was entitled to receive two (2) shares of P&J (PrimeSource Corporation common stock for each three (3) shares of TBC common stock then held. The original cost basis of the TBC common stock was apportioned between the TBC common stock and the P&J (PrimeSource Corporation) common stock in proportion to their respective fair market values after the distribution date (August 5, 1993).

(2) Effective January 1, 1994, the Tasty Baking Company Employee Stock Ownership Plan was merged into the Tasty Baking Company Thrift Plan.

                        TASTY BAKING COMPANY THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS


1.   General Description of Plan:

     The Tasty Baking Company Thrift Plan (the Plan) is a defined contribution plan under which all employees of Tasty Baking Company who meet certain service requirements are eligible to participate.

     For allocations, benefits and vesting provisions as well as any other questions, Plan participants should refer to the Plan document.

     While Tasty Baking Company has not expressed any intent to discontinue the Plan, it is free to do so at any time, subject to penalties set forth in the Employee Retirement Income Security Act of 1974 (ERISA). In the event such discontinuance resulted in the termination of the Plan, the net assets of the Plan would be distributed to Plan participants and beneficiaries in proportion to their respective account balances.

     Effective  January 1, 1995, the Company amended the Plan by adopting an IRC
     Section 401(k) prototype plan sponsored by the Dreyfus Corporation. Under the Plan, as amended, the Company's contributions continued to be invested in Tasty Baking Company common stock while participants may choose from a selection of mutual fund options offered by the Dreyfus Corporation for their contributions.

     Effective January 1, 1995, the Plan allows participants to obtain loans at a minimum amount of $500. In addition to other loan requirements, the unpaid balance from all loans outstanding to a participant from the Plan shall not exceed 50% of the vested balance of the participant's account or $50,000, whichever is less. Loans bear interest at amounts determined by the administrator. The rate at December 30, 1995 is 9.75%. Loans are repayable in equal installments through payroll deductions and are collateralized by 50% of participant's vested account balance.

     On August 1, 1993, Tasty Baking Company (TBC) distributed in the form of a tax-free dividend to its shareholders all of the issued and outstanding common stock of its wholly-owned subsidiary, Phillips & Jacobs, Incorporated (P&J). Each shareholder of record of TBC common stock was entitled to receive two (2) shares of P&J common stock for each three (3) shares of TBC common stock then held. As of a result of the distribution, each company operates as an independently publicly traded company. Subsequently, on September 1, 1994, P&J shareholders approved the merger of P&J and Momentum Corporation. As a result of this transaction, in which Momentum merged into P&J, the name was changed to PrimeSource Corporation.

     During Plan year ended January 1, 1994, eligible employees of P&J participated in the Plan. Effective January 1, 1994, all P&J participants were terminated from the Plan as a result of the spin-off of P&J in 1993. A transfer of their Plan assets was made in 1994 to the P&J 401(k) Savings Plan (See Note 7).

     Accounting Period:

     The Plan operates under a 52-53 week fiscal year.

2.   Summary of Significant Accounting Policies:

     Investment Valuation:

     Investments are stated at current value. The value of common stock of Tasty Baking Company and PrimeSource Corporation is determined based upon the bid price of the stock on the AMEX and NASDAQ exchanges, respectively, on the last day of trading of the Plan year.

     The investment in Mutual Funds are represented by unit shares which are valued at respective fund's net asset value as publicly reported by the fund's respective investment department. The Guaranteed Investment Contract is reported at contract value which is equivalent to its fair value. The Capital Preservation Fund, a money market fund, is reported at fair value which is equivalent to cost.

     Contributions:

     Under the Plan, employee contributions consist of basic contributions of up to $450 annually and supplemental contributions of up to 12% of an employee's annual base salary. The Company's contribution (employer portion) is equal to an amount not to exceed the lesser of $450 or 100% of the basic contributions made by each employee. Employee contributions are accrued based on payroll deductions authorized by the employees.

     Payment of Benefits:

     Benefits are recorded when paid.

     Other:

     Purchases and sales of investments in Tasty Baking Company common stock, PrimeSource Corporation common stock, the Dreyfus Mutual Funds and the Guaranteed Investment Contracts are reflected on a trade-date basis. Gains and losses realized are based principally on specific identification. Plan investments are sold to satisfy participant withdrawal requests and, therefore, resultant gains or losses are recorded as withdrawals are made.

     Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

     The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the current value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Use of Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Risks and Uncertainties:

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

3.   Investment Program:

     Effective  January 1, 1995, the Company amended the Plan by adopting an IRC
     Section 401(k) prototype plan sponsored by the Dreyfus Corporation. Under the Plan, as amended, the Company's contributions continued to be invested in Tasty Baking Company common stock and participants may choose from a selection of investment options for their contributions. The investment alternatives include: Capital Preservation Fund, Dreyfus 100% U.S. Treasury Intermediate Term Fund, Dreyfus Disciplined Stock Fund, Dreyfus Growth and Income Fund, Inc., Dreyfus New Leaders Fund, Inc. and Dreyfus S&P 500 Index Fund. Participants may change the investment mix of their ongoing and/or existing invested account balances as often as three (3) times each calendar quarter. They may sell any shares of Tasty Baking Company or PrimeSource Corporation stock in their employee account and invest the proceeds in any other investment funds offered. In addition, participants may sell shares of PrimeSource Corporation stock invested in their employer account and then purchase Tasty Baking Company shares with the proceeds.

     Prior to January 1, 1995, participants elected to have a portion of their contributions used to purchase various combinations of Tasty Baking Company common stock (maximum election 50% of basic contributions), interest in the various Guaranteed Investment Contracts (maximum election 100%), and interest in the Equitable Common Stock Account (maximum election 50%). In addition, the Plan has purchased Tasty Baking Company common stock in private, unsolicited transactions at prevailing market prices.

     The Plan had 981, 957 and 1,134 employee participants at December 30, 1995, December 31, 1994 and January 1, 1994, respectively. The number of employee participants under each investment program at December 30, 1995, December 31, 1994 and January 1, 1994 was as follows:

                                                 No. of Employees*
                                       1995              1994              1993
                                       ----------------------------------------
 Equitable Life Assurance Society
  of the United States Common
  Stock Account                           --              258               325
 Tasty Baking Company Common Stock        --              246               303
 PrimeSource Corporation
  Common Stock                            --              246               303
 Guaranteed Investment Contracts         858              811               975
 Capital Preservation Fund               858               --                --
 100% U.S. Treasury Intermediate
  Term Fund                              222               --                --
 Disciplined Stock Fund                  453               --                --
 Growth & Income Fund                    288               --                --
 New Leaders Fund                        247               --                --
 S&P 500 Index                           170               --                --

          *Employees may participate in more than one program.

4. Guaranteed Investment Contracts as of December 30, 1995 and December 31, 1994 consist of the following:

                                               1995                     1994
                                          Current Value           Current Value

 Nationwide Life Insurance Company
  6.13% (reset quarterly; six month notice
  for maturity)                                      --              $1,159,749

 Life Insurance Company of Virginia
  7.58% (reset monthly; six month notice
  for maturity)                                      --               1,107,565

 Peoples Security Insurance Company
  7.54% (reset monthly; twelve month notice
  for maturity)                                      --               1,133,747

 Protective Life Insurance Company
  8.85% due 6/28/96                           1,464,630               1,345,705
                                              ---------               ---------


                                             $1,464,630              $4,746,766
                                             ==========              ==========

5.   Merger of Tasty Baking  Company  Employee  Stock  Ownership Plan and Thrift
     Plan:

     Effective January 1, 1994, the Tasty Baking Company Employee Stock Ownership Plan (ESOP) was merged into the Plan. Tasty Baking Company common stock (197,813 shares at $1,806,757 cost), P&J common stock (131,876 shares at $1,204,505 cost) and $10,425 cash were transferred and combined with the existing Tasty Baking Company Thrift Plan employer matching contribution account. In connection with the merger, the ESOP participants could elect to receive a distribution equivalent to their ESOP balances. On February 1, 1994, distributions in this regard were made amounting to $1,517,451 ($1,171,510 cost). The ESOP distributions consisted of Tasty Baking Company common stock (76,339 shares at $700,872 cost), P&J common stock (50,893 shares at $467,248 cost) and $3,390 cash.

6.   Spin-off Distribution of P&J Common Stock:

     In 1993, Tasty Baking Company distributed to its shareholders all of the issued and outstanding shares of its wholly-owned subsidiary, P&J. Each shareholder of record received two shares of P&J common stock for every three shares of Tasty Baking Company common stock they owned. In connection with this distribution, the Tasty Baking Company Thrift Plan received 201,991 and 21,472 shares of P&J common stock related to the employer and employee stock accounts, respectively.

7.   Asset Transfer to P&J 401(k) Savings Plan:

     On January 1, 1994, all participants who were employees of P&J were terminated from the Plan. In accordance with this termination, Plan assets aggregating $3,182,477, which consisted of 56,974 shares of Tasty Baking Company common stock, 36,063 shares of P&J common stock and cash of $1,985,081 were subsequently transferred on February 11, 1994 to the newly formed P&J 401(k) Savings Plan.

8.   Withdrawals:

     Participants who terminate from the Plan can elect to have distributed to them the full value in their respective accounts which includes their contributions (including supplemental contributions) and 100% of the employer contributions made on their behalf.

     Active participants may withdraw their monies saved up through 1987 twice a year without cause. All monies saved may be withdrawn (pre-1987 funds first) at any time but only for a hardship withdrawal as defined by IRS regulations. Once an active participant has been a Plan participant for five years, company contributions can be withdrawn on any Plan year-end date. Receipt of monies by an active participant in this regard causes no interruption to basic and supplemental contributions and company matching contributions are not penalized.

     On January 24, 1995, distributions which were pending from the previous year, were made from participants' account balances totalling $1,622,449 at market. Of this amount, $1,233,743 related to terminations from the Plan, $8,574 related to emergency withdrawals and $380,132 related to partial withdrawals by employees still participating in the Plan.

     At December 30, 1995, distributions were pending from participants' account balances totalling $264,478 at market. Of this amount, $100,000 related to terminations from the Plan and $164,478 related to partial withdrawals by employees still participating in the Plan.

9.   Contributions:

     The following is a schedule of employer and participating employee contributions:

                                                  Tasty Baking
          Year Ended                 Total          Company             P&J

           December 30, 1995
           Employer              $  370,124        $  370,124              --
           Employee               1,553,897         1,553,897              --
                                  ---------        ----------

           Total                 $1,924,021        $1,924,021
                                 ==========        ==========

           December 31, 1994
           Employer              $  367,246        $  367,246              --
           Employee               1,230,230         1,230,230              --
                                  ---------        ----------

           Total                 $1,597,476        $1,597,476              --
                                 ==========        ==========
          January 1, 1994
          Employer               $  431,757        $  370,760        $ 60,997
          Employee                1,497,792         1,208,013         289,779
                                  ---------         ---------         -------

          Total                  $1,929,549        $1,578,773        $350,776
                                 ==========        ==========       =========


10.  Federal Income Taxes:

     The United States Treasury Department determined on November 27, 1995 that the Plan, as amended in effect from January 1, 1989 to December 31, 1994, constituted a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of
     Section 501(a). Application will be made for a new determination letter to address the Dreyfus non-standardized prototype plan by September 15, 1996. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

     On the basis of the present laws and regulations, a participant is not subject to income taxes on contributions made by the Company or on any earnings credited to his account prior to distribution by the Trustee. If a participant, prior to termination of employment or attaining age 59 1/2, withdraws earnings on his savings, or if he withdraws stock purchased with contributions made by his employer, the amount of earnings on his savings and the then current market value of such stock and earnings thereon are taxable as ordinary income. In general, if left with the Plan and distributed within one taxable year, upon attaining age 59 1/2 or termination of employment, the pro rata share of the taxable distribution attributable to years of participation after 1973 will be ordinary income. Employees, upon attaining age 59 1/2, who have been Plan participants for at least five taxable years before the taxable year of distribution and attained age 50 before January 1, 1986 can elect a 5-year or 10-year averaging method.

     The unrealized appreciation in value of the Company's stock distributed to participants is subject to tax when such securities are disposed of by the participants. A lump sum distribution received by an individual because of separation from service will not be subject to tax if property received in excess of the individual's after-tax contributions to the Plan is transferred to a qualified individual retirement account or annuity, or a qualified employee's trust or annuity plan within 60 days.

                    SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR
                INVESTMENT PURPOSES AT December 30, 1995 PURSUANT
                      TO ITEM 27(a) ANNUAL RETURN/REPORT OF
                         EMPLOYEE BENEFIT PLAN FORM 5500

                                                        E.I.N. 23-1145880/PN 333
                                                                           27(a)
                        TASTY BAKING COMPANY THRIFT PLAN
                      Assets Held for Investment Purposes
                               December 30, 1995


                                         c. Description of Investment
                                            Including Maturity Date
b. Identity of Issue, Borrower,             Rate of Interest, Collateral,                                   Current
   Lessor or Similar Party                  Par of Maturity Value                          d. Cost        e. Value

Tasty Baking Company                        Common Stock                                   $3,958,182     $4,975,312
PrimeSource Corporation                     Common Stock                                    1,633,201      1,102,079
                                                                                          -----------    -----------

                                              Subtotal - Common Stock                       5,591,383      6,077,391
                                                                                          -----------    -----------

Protective Life Insurance Company           Guaranteed Investment Contract                  1,464,630      1,464,630
                                                                                          -----------    -----------
                                              8.85%     6/28/96

Capital Preservation Fund, LaSalle          Collective Investment Fund                      6,791,692      6,791,692
                                                                                          -----------    -----------
     National Trust, N.A

Dreyfus 100% U. S. Treasury                 Mutual Fund                                       175,927        180,604
    Intermediate Term Fund

Dreyfus Disciplined Stock Fund              Mutual Fund                                     1,429,373      1,781,997

Dreyfus Growth and Income Fund              Mutual Fund                                       274,693        291,246

Dreyfus New Leaders Fund                    Mutual Fund                                       266,764        275,672

Dreyfus S&P 500 Index Fund                  Mutual Fund                                       191,085        206,461
                                                                                          -----------    -----------

                                              Subtotal - Mutual Funds                       2,337,842      2,735,980
                                                                                          -----------    -----------

Loan to Participants                        9.00% - 9.75%                                     975,091        975,091
                                                                                          -----------    -----------


                                            Total                                         $17,160,638    $18,044,784
                                                                                          ===========    ===========


               SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS -
                TRANSACTIONS OR SERIES OF TRANSACTIONS INVOLVING
                 AMOUNTS IN EXCESS OF 5% OF THE CURRENT VALUE OF
               PLAN ASSETS FOR THE FISCAL YEAR ENDED DECEMBER 30,
                1995 PURSUANT TO ITEM 27(d) ANNUAL RETURN/REPORT
                          OF EMPLOYEE BENEFIT PLAN FORM 5500

                                                                                                          E.I.N. 23-1145880/PN 333
                                                                                                                             27(d)
                                                  TASTY BAKING COMPANY THRIFT PLAN
                                                SCHEDULE OF REPORTABLE TRANSACTIONS
                     Transactions or Series of Transactions in Excess of 5% of the Current Value of Plan Assets
                                            For the fiscal year ended December 30, 1995



                         b. Description of Asset                                                      f. Current Value
                           (Include Interest Rate                                                        of Asset on
 Identity of Party          and Maturity in Case              Purchase       Selling        Cost of      Transaction        Net
a.  Involved                of a Loan)                        c. Price      d. Price       e. Asset          Date         g. Gain

    Trust                Various Guaranteed Investment             -         $7,240,088   $7,240,088      $7,240,088        -
                         Contracts (Amount matured
                         transferred to Capital
                         Preservation Fund)

    Trust                Equitable Common Stock                    -          1,164,175    1,164,175       1,164,175        -
                         (Amount transferred to
                         Dreyfus Disciplined
                         Stock Fund)

    Trust                Dreyfus Discipline Stock Fund        $1,612,109        214,428      182,735       1,826,537     $31,693

    Trust                Dreyfus Liquid Assets Fund            1,060,512      1,052,074    1,052,074       2,112,587

    Trust                Tasty Baking Company                    710,572        260,767      181,171         969,213      79,596
                         Common Stock

    Trust                Capital Preservation Fund            15,869,352      9,077,659    9,077,659      24,947,011
                         Series E

    Trust                Loans to Participants                 1,098,505        123,413      123,413       1,221,918


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee members who administer the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                            TASTY BAKING COMPANY THRIFT PLAN


                                              BY   /s/ Carl S. Watts
                                                   Carl S. Watts for the
                                                  Administrative Committee

Date:  June 26, 1996